Exhibit 99.2

Bright Scholar Education Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

(NYSE: BEDU)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Bright Scholar Education Holdings Limited (the “Company”) will be held at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China on December 10, 2021 at 10:00 a.m., Beijing Time (GMT+8).

Holders of the Company’s ordinary shares as of the close of business on November 15, 2021, Beijing Time (GMT+8) (the “Record Date”) are cordially invited to attend the EGM.

Holders of the Company’s American depository shares (the “ADSs”) may not attend or vote at the EGM. Instead, holders of ADSs as of the Record Date will need to instruct The Bank of New York Mellon, the depositary of the Company’s ADS program (the “Depositary”), as to how to vote the Company’s ordinary shares represented by the ADSs.

Your vote is very important. Whether or not you plan to participate in the EGM, we encourage you to submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the accompanying proxy statement.

ITEMS OF BUSINESS

The EGM will be held for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTION

“RESOLVED THAT, the Plan (as detailed in the Proxy Statement dated November 15, 2021) be, and hereby is, approved, ratified and confirmed in all respects;

RESOLVED THAT, the directors and officers of the Company be, and each of them acting alone hereby is, authorized and empowered to execute and deliver any and all such further agreements, instruments, documents and certificates and to pay such expenses, in the name and on behalf of the Company, as any such director or officer may deem necessary, appropriate or advisable to effectuate the purposes and intent of the Plan (including any amendment thereto, at the advice of counsel), the taking of such actions, the execution and delivery of such agreements, instruments, documents and certificates and the payment of such expenses by any such director or officer to be conclusive evidence of his or her authorization hereunder and approval thereof;

RESOLVED FURTHER THAT, any and all agreements, instruments and other documents whatsoever, and any and all actions whatsoever heretofore or hereafter executed, delivered and/or taken by the directors and officers of the Company to carry out the purposes and intent of the Plan (including any amendment thereto, at the advice of counsel) be and are hereby are approved, ratified and confirmed in all respects as the deeds of the Company.”

Further details of the Plan are set out in the accompanying proxy statement, which is incorporated into this notice by reference.

RESULT OF THE EGM

We expect to report the result of the EGM in a Form 6-K filed with the SEC within two business days after the EGM.

PROXY MATERIALS ARE AVAILABLE ON THE INTERNET

We are furnishing proxy materials to our shareholders primarily via the Internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our EGM. The proxy materials are available free of charge on the investor relations section of our website at http://ir.brightscholar.com/.

By Order of the Board of Directors, Bright Scholar Education Holdings Limited

By:	/s/ Huiyan Yang
Name:	Huiyan Yang
Title:	Chairperson of the Board of Director

Foshan, China

November 15, 2021